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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 5, 1999

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Tuesday 5 January 1999, for immediate release

Enquiries:

        Dean Genge                                        US: 00 1 301 838 5075
        Senior Vice President, Corporate Marketing

        Giles Sanderson/Edward Bridges                    UK: 0171 831 3113
        Financial Dynamics


                 Micro Focus Proposes Name Change to MERANT plc


Micro Focus Group Plc today announced that it proposes to change its company name to MERANT plc. The change in name is subject to the approval of the shareholders to the special resolution to be proposed at the extraordinary general meeting convened for this purpose and to be held on 4 February 1999.

The merger with INTERSOLV, Inc. was the first significant step in a strategic plan to build a new company from the existing Micro Focus base. The plan calls for repositioning the Company well beyond its current identification with COBOL development environments to true enterprise application development leadership in the distributed computing environment of the future. In order to accelerate this repositioning, the Directors propose to change the name of the Company to MERANT plc.

Subject to approval being received, the Directors anticipate that the company name will be changed on or before 19 February 1999.

                                     -ENDS-

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                                     [LOGO]
                              MICRO FOCUS GROUP PLC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial advisor authorised under the Financial Services Act 1986.

If you have sold or transferred all of your ordinary shares in Micro Focus Group Plc, please pass this document, and the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

To the holders of ordinary shares and, for information only, to participants in the share option schemes of Micro Focus Group Plc:

Dear Shareholder,                                                4  January 1999

                                 Change of Name

The merger with INTERSOLV, Inc. was the first significant step in a strategic plan to build a new company from the existing Micro Focus base. The plan calls for repositioning the Company well beyond its current identification with COBOL development environments to true enterprise application development leadership in the distributed computing environment of the future. In order to accelerate this repositioning, the Directors propose to change the name of the Company to MERANT plc.

You will find set out overleaf a Notice convening an Extraordinary General Meeting to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN at 12.00 noon on Thursday, 4 February 1999, at which a Special Resolution to change the name of the Company will be proposed. Following passing of the resolution, it is anticipated that the change of name would take effect on or before 19 February 1999. Existing share certificates will remain valid. Subsequent share certificates issued will be in the name of MERANT plc.

Recommendation

Your Directors believe this proposal is in the best interests of the Company and its shareholders as a whole. Accordingly, your Directors recommend you to vote in favour of the Resolution to change the Company's name, as they intend to do in respect of their own beneficial holdings.

Action to be taken

Whether or not you expect to be able to attend the Meeting, please complete and return the enclosed form of proxy so as to reach the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3UH, not less than 48 hours before the Meeting. Submission of a completed form of proxy will not prevent you from attending and voting at the Meeting if you wish to do so.

Yours faithfully

/s/ J. Michael Gullard

J. Michael Gullard
Chairman


Micro Focus Group Plc - Registered in England no:  1709998.
Registered office:  The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN.


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                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                              MICRO FOCUS GROUP PLC

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Micro Focus Group Plc ("the Company") will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN on Thursday, 4 February 1999 at 12.00 noon for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed as a Special Resolution.

                               SPECIAL RESOLUTION

THAT the name of the Company be changed to MERANT plc, and that the Company's Memorandum and Articles of Association be amended to reflect such change in the Company's name.




Dated: 4 January 1999

By Order of the Board

/s/ Kenneth A. Sexton

Kenneth A.  Sexton
Secretary


Registered Office:
The Lawn
22-30 Old Bath Road
Newbury
Berkshire  RG14 1QN
United Kingdom

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed form of proxy.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is executed or a notarially certified copy of such authority, must be lodged at the office of the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3UH, not less than 48 hours prior to the meeting. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

3. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders registered in the register of members of the Company as at the close of business on 2 February 1999 will be entitled to attend and vote at the meeting in respect of the numbers of shares registered in their names at that time. Subsequent changes to the register shall be disregarded in determining the rights of any person to attend or vote at the meeting.


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
                                                                                                 For Office Use Only
                                                                                                -------------------------
                                                                                                     Number of Shares
                                                                                                -------------------------
                                                                                                -------------------------

                              MICRO FOCUS GROUP Plc
                 FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING
           OF MICRO FOCUS GROUP PLC AT THE LAWN, 22-30 OLD BATH ROAD,
                           NEWBURY, BERKSHIRE RG14 1QN
                   At 12.00 noon on Thursday, 4 February 1999


I/We .............................................................................................................

(FULL NAME(S) IN BLOCK CAPITALS PLEASE)

 ..................................................................................................................

of   ..............................................................................................................

being a member/members of Micro Focus Group Plc hereby appoint the Chairman of the Meeting

(SEE NOTE 2)

 ...................................................................................................................

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary  General Meeting  of the  Company to be held at The Lawn,  22-30 Old Bath Road,  Newbury, Berkshire, RG14 1QN on Thursday, 4 February 1999 and at any adjournment thereof.

Please  indicate  which way you wish your proxy to vote by inserting  "X" in the appropriate space provided.


SPECIAL RESOLUTION                           FOR       AGAINST
CHANGE THE COMPANY'S NAME TO MERANT PLC      [  ]       [  ]


Unless otherwise instructed the proxy will at his/her discretion vote or abstain from  voting  as he/she  thinks fit on any  matter  properly  presented  to the Meeting.

Signature ...................................................   Date  ..................................1999

NOTES

1.       In the case of joint  holdings  only one holder need sign but the names of all joint holders  should be given.
         The vote of the first named in the register of - members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.

2.       The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted;
         all alterations should be initialled.

3.       This form must be signed by the appointer or his attorney duly  authorised  in writing.  A corporation  must execute this form either under its Common Seal or -- under the hand of an officer duly authorised in writing.

4.       To be valid,  this form duly  completed,  together  with any  authority under  which it is  executed  or a notarially  certified  copy of such authority,  must be lodged at the  office of the  Company's  registrar,
         Lloyds TSB Registrars, at the address overleaf no later than 12.00 noon on 2 February 1999.

5.       A member can appoint more than one person (who need not be a member) to act as his/her proxy.  Appointment of a proxy will not prevent a member from attending - the meeting and voting in person should he/she decide to do so.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  Janaury 5, 1998             By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer